UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐Form 20-F	☐ Form 11-K	☐Form 10-Q	☐Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIO-key International, Inc.

Full Name of Registrant

Former Name if Applicable

101 Crawfords Corner Road

Suite 4116

Address of Principal Executive Office (Street and Number)

Holmdel, NJ 07733

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

BIO-key International, Inc, (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2024. The compilation, presentation and review of certain financial information required to be included in the financial statements to be included in the Form 10-K could not be completed within the prescribed time period without unreasonable effort and expense to the Company. The Company expects to file the Form 10-K as soon as reasonably practicable and in any event, on or before the 15th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cecilia Welch	732	359-1112
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced and reported in the Company’s Current Report on Form 8-K dated March 27, 2025, the Company anticipates that its financial results for the year ended December 31, 2024 will reflect significant differences in certain line items as compared to its results of operations for the comparable prior year period. Notable differences include:

●	Revenue is expected to be $6,929,571 as compared to $7,754,905 in the year ended December 31, 2023;

●	Total costs and other expenses are expected to be $1,289,385 as compared to $6,323,586 in the year ended December 31, 2023;
●	Gross profit is expected to be $5,640,186 as compared to $1,431,319 in the year ended December 31, 2023;
●	Net loss is expected to be $(4,274,223) as compared to $(8,521,837) in the year ended December 31, 2023; and
●	Basic and diluted loss per common share is expected to be $(2.09) as compared to $(15.21) in the year ended December 31, 2023.

Please note that the forgoing may be subject to change upon the completion of the reporting process, and actual results may vary from such expectations.

BIO-key International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Cecilia Welch
Name: Cecilia Welch
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).